Exhibit 99.124

Date: May 17, 2022	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Encore Energy Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting

Record Date for Notice of Meeting :	May 13, 2022

Record Date for Voting (if applicable) :	May 13, 2022

Beneficial Ownership Determination Date :	May 13, 2022

Meeting Date :	June 22, 2022

Meeting Location (if available) :	Vancouver, BC (AMENDED)

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	29259W106	CA29259W1068

Sincerely,

Computershare

Agent for Encore Energy Corp.